Via EDGAR

June 13, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:                             Montpelier Re Holdings Ltd. (the “Company”)

Form 10-K for the Fiscal Year ended December 31, 2012 (the “Form 10-K”)

Filed February 25, 2013

File No. 001-31468

Dear Mr. Rosenberg:

We are responding to your comment letter dated June 7, 2013, which relates the Company’s letter response (dated May 10, 2013) to your original comment letter dated April 16, 2013.

For ease of reference, we have repeated your comment in bold text preceding our response.

Notes to Consolidated Financial Statements

Note 13. Regulatory Requirements, page F-40

1.              Please refer to prior comment 4. We were unable to locate your disclosure of the amount of restricted net assets as of December 31, 2012. Please provide this information as proposed disclosure to be included in future filings. Otherwise, explain to us where this information appears in your proposed new disclosure or how your current disclosure complies with the objective in Rule 4-08(e) (3) (ii) of Regulation S-X.

Response:

We have specifically identified the amount of restricted net assets of each of our regulated operations within the enclosed footnote disclosure entitled “Regulation and Capital Requirements”, which has been included as Appendix A to this letter.

For your convenience, Appendix A has been marked to show revisions made to the disclosure previously provided to you on May 10, 2013 (such disclosure also appears on pages 34 through 37 of our March 31, 2013 Form 10-Q, as filed on May 3, 2013).

We will include additional disclosure along the lines of that provided in Appendix A in our future interim and annual filings, as appropriate.

In connection with responding to your comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to contact me.

MONTPELIER RE HOLDINGS LTD.

/s/ MICHAEL S. PAQUETTE

Michael S. Paquette

Executive Vice President and Chief Financial Officer

cc:        Christopher L. Harris, President and Chief Executive Officer

Jonathan B. Kim, General Counsel, Secretary and Senior Vice President

John D. “Jack” Collins, Chairman, Audit Committee

Paul Byrne, Partner, PricewaterhouseCoopers - Bermuda

Appendix A

Regulation and Capital Requirements

Montpelier Re and Blue Water Re are regulated by the Bermuda Monetary Authority (the “BMA”). Montpelier Re is subject to minimum capital requirements, which are established and monitored by the BMA.  Blue Water Re, as a special purpose insurance vehicle, is required to fully-collateralize its reinsurance obligations.

MUAL is regulated by the Prudential Regulation Authority (the “PRA”) and the Financial Conduct Authority (the “FCA”).  MUAL and MCL are also regulated by the Council of Lloyd’s. MUAL and MCL are subject to minimum capital requirements, which are established and monitored by Lloyd’s.

MUI and MEAG are approved by Lloyd’s as Coverholders for Syndicate 5151 and MEAG is registered with the Swiss Financial Market Supervisory Authority (“FINMA”).

Bermuda

Montpelier Re is registered under The Insurance Act 1978 of Bermuda and related regulations, as amended (the “Insurance Act”) as a Class 4 insurer. Under the Insurance Act, Montpelier Re is required to annually prepare and file statutory and GAAP financial statements and a statutory financial return. The Insurance Act also requires Montpelier Re to maintain minimum levels of statutory net assets (“Statutory Capital and Surplus”), to maintain minimum liquidity ratios and to meet minimum solvency margins.  Failure to meet such requirements may subject an entity to regulatory actions by the BMA. For all periods presented herein, Montpelier Re believes that it has satisfied these requirements.

The Bermuda risk-based regulatory capital adequacy and solvency requirements implemented with effect from December 31, 2008 (termed the Bermuda Solvency Capital Requirement or “BSCR”), provide a risk-based capital model as a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization. The BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers and reinsurers to the capital that is dedicated to their business. The framework that has been developed applies a standard measurement format to the risk associated with an insurer’s or reinsurer’s assets, liabilities and premiums, including a formula to take account of the catastrophe risk exposure.

As of December 31, 2012, Montpelier Re’s Statutory Capital and Surplus was $1,820.8 million. The principal differences between Montpelier Re’s Statutory Capital and Surplus and its net assets determined in accordance with GAAP include statutory deductions for deferred acquisition costs, fixed assets and investment securities held in trust for the benefit of MCL through the Lloyd’s Capital Trust. Such differences totaled $170.9 million at December 31, 2012.  As of December 31, 2012, Montpelier Re’s restricted net assets (the amount of its Statutory Capital and Surplus that was not available to dividend to its parent without BMA approval) totaled $1,365.6 million.

For the year ended December 31, 2012, Montpelier Re’s Statutory Capital and Surplus of $1,820.8 million exceeded its 2012 BSCR of $667.0 million.  Montpelier Re’s 2012, statutory net income was $281.6 million.

Where an insurer or reinsurer believes that its own internal model for measuring risk and determining appropriate levels of capital better reflects the inherent risk of its business, beginning in 2013, it may apply to the BMA for approval to use its internal capital model in substitution for the BSCR model. The BMA may approve an insurer’s or reinsurer’s internal model, provided certain conditions have been established, and may revoke approval of an internal model in the event that the conditions are no longer met or where it feels that the revocation is appropriate. The BMA will review the internal model regularly to confirm that the model continues to meet the conditions.

The Insurance Act limits the maximum amount of annual dividends and distributions that may be paid by Montpelier Re.  The declaration of dividends in any year which would exceed 25% of its prior year-end Statutory Capital and Surplus requires the approval of the BMA.  Additionally, ~~annual~~the declaration of any return of capital distributions in any year that would result in a reduction of the prior year-end balance of statutory capital (defined as an insurer’s Statutory Capital and Surplus less its statutory earnings retained) by more than 15% also requires the approval of the BMA.  With respect to the year ended December 31, 2013, Montpelier Re has the ability to dividend up to $455.2 million without BMA approval.  For the three month period ending March 31, 2013, no dividends have been declared and paid by Montpelier Re.  With respect to the year ended December 31, 2012, Montpelier Re had the ability to dividend up to $410.0 million without BMA approval.  During 2012, $75.0 million of dividends were actually declared and paid by Montpelier Re.

The Insurance Act contains provisions regarding group supervision, the authority to exclude specified entities from group supervision, the power for the BMA to withdraw as group supervisor, the functions of the BMA as group supervisor and the power of the BMA to make rules regarding group supervision.  The BMA formally serves as Montpelier’s group supervisor.

The BMA has issued the Insurance (Group Supervision) Rules 2011 (the “Group Supervision Rules”) and the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 (the “Group Solvency Rules”) each effective December 31, 2011. The Group Supervision Rules set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management of the insurance group; and supervisory reporting and disclosures of the insurance group.  The Group Solvency Rules set out the rules in respect of the capital and solvency return and enhanced capital requirements for an insurance group.

The Bermuda Companies Act 1981 also limits the Company’s and Montpelier Re’s ability to pay dividends and distributions to its shareholders. Neither the Company nor Montpelier Re is permitted to declare or pay a dividend, or make a distribution out of contributed surplus, if it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than its liabilities.

Blue Water Re is registered as a Special Purpose Insurer with the BMA, meaning that its insurance and reinsurance contracts must be fully-collateralized and the parties to the transactions must be sophisticated. Special Purpose Insurers benefit from an expedited application process, less regulatory stringency and minimal capital and surplus requirements.

Blue Water Re fully collateralizes its reinsurance obligations through cash and cash equivalents held in the Blue Water Trusts, which have been established for the benefit of ceding companies.  As a result, Blue Water Re had no restricted net assets other than those associated with its collateral requirements.  As of March 31, 2013 and December 31, 2012, the fair value of all assets held in the Blue Water Trusts was $89.0 million and $22.5 million, which exceeded the minimum values required on those dates by less than $0.1 million.

Blue Water Re is also required to notify the BMA of each reinsurance contract it writes.

United Kingdom

Montpelier participates in the Lloyd’s market through Syndicate 5151, which is managed by MUAL and is capitalized through MCL.  MUAL is regulated by the PRA and the FCA.

The PRA, which is a subsidiary of the Bank of England, is responsible for promoting the stable and prudent operation of the U.K. financial system through regulation of all deposit-taking institutions, insurers and investment banks. The PRA has the responsibility for promoting the safety and soundness of Lloyd’s and its members taken together, including the Lloyd’s Central Fund, and the prudential regulation of managing agents.

The FCA is responsible for regulation of conduct in financial markets and the infrastructure that supports those markets. The FCA also has responsibility for the prudential regulation of firms that do not fall under the PRA’s scope. The FCA regulates Lloyd’s and its managing agents and, on a prudential and conduct basis, its members’ agents, advisors and brokers. Particular conduct issues include the management of the auction whereby members can buy and sell syndicate capacity and the handling of policyholders’ complaints.

The PRA and the FCA form a supervisory college for Lloyd’s and maintain arrangements with Lloyd’s in support of their activities. They also have powers of direction over Lloyd’s and consult with each other in the exercise of such powers.

The Council of Lloyd’s is responsible under the Lloyd’s Act 1982 for the management and supervision of Lloyd’s, including its members, syndicates and managing agents, and has rule-making and enforcement powers. The Council of Lloyd’s may discharge some of its functions directly by making decisions and issuing resolutions, requirements, rules and byelaws. Other decisions are delegated to the Lloyd’s Franchise Board and associated committees. The PRA and FCA will, when relevant, coordinate with each other and Lloyd’s over its use of enforcement powers.

MUAL, as a Lloyd’s Managing Agent, is subject to capital requirements and minimum solvency tests established by Lloyd’s.  MUAL’s statutory net assets, as reported to Lloyd’s as of December 31, 2012, totaled $1.3 million.  MUAL’s ~~capital requirement~~restricted net assets (the amount of its statutory net assets that were not available to dividend or distribute to its parent without Lloyds’ approval) at December 31, 2012 ~~was~~totaled $0.9 million.  Any amount of MUAL’s statutory net assets in excess of its ~~capital requirements~~net restricted assets may be distributed to its parent without Lloyds’ approval.

MCL, Syndicate 5151’s sole corporate underwriting member at Lloyd’s, provides 100% of the stamp capacity of Syndicate 5151. Stamp capacity is a measure of the amount of premium a syndicate is authorized to write by Lloyd’s. Syndicate 5151’s stamp capacity for 2013 is £180 million.

As the corporate underwriting member of Lloyd’s, MCL is bound by the rules of Lloyd’s, which are prescribed by Byelaws and Requirements made by the Council of Lloyd’s under powers conferred by the Lloyd’s Act 1982. These rules, among other matters, prescribe MCL’s membership subscription, the level of its contribution to the Lloyd’s Central Fund and the assets it must deposit with Lloyd’s in support of its underwriting. The Council of Lloyd’s has broad powers to sanction breaches of its rules, including the power to restrict or prohibit a member’s participation in Lloyd’s syndicates.

At the syndicate level, managing agents are required to calculate the capital resources requirement of the members of each syndicate they manage. In the case of Syndicate 5151’s 2012 underwriting year of account, MUAL carried out a syndicate Individual Capital Assessment (“ICA”) according to detailed rules prescribed by the FSA under the Individual Capital Adequacy Standards (“ICAS”) regime in force under Solvency I. In the case of Syndicate 5151’s 2013 underwriting year of account, MUAL also carried out a Solvency Capital Requirement (“SCR”) assessment in addition to the ICA, utilizing the Syndicate’s own Lloyd’s approved internal model according to Solvency II principles, which was subsequently reconciled to the ICA.

Both the ICA and SCR evaluate the risks faced by the syndicate, including insurance risk, operational risk, market risk, credit risk, liquidity risk and group risk, and assess the amount of capital that syndicate members should hold against those risks. As a result of the delay in the implementation of Solvency II, an interim capital resources regime based on a combination of the ICA and SCR assessments known colloquially as “ICAS Plus” is to be applied by the FSA and its successor bodies. Effectively, the ICAS requirements will be satisfied through the use of the approved internal model to generate an SCR utilizing Solvency II principles.

Lloyd’s reviews each syndicate’s ICA or SCR annually and may challenge it.  In order to ensure that Lloyd’s aggregate capital is maintained at a high enough level to support its overall security rating, Lloyd’s adds an uplift to the overall market capital resources requirement produced by the ICA or SCR, and each syndicate is allocated its proportion of the uplift.  The aggregate amount is known as a syndicate’s Economic Capital Assessment, which is used by Lloyd’s to determine the syndicate’s required FAL.

MCL is required to deposit cash, securities or letters of credit (or a combination of these assets) with Lloyd’s in order to satisfy its FAL requirements, which are met through the Lloyd’s Capital Trust. The assets held in the Lloyd’s Capital Trust are provided by Montpelier Re.

MCL’s combined statutory net assets of $149.6 million at December 31, 2012, which include the assets held in the Lloyd’s Capital Trust, ~~satisfied MCL’s capital requirement~~exceeded MCL’s restricted net assets (the amount of its combined statutory net assets that were not available to dividend or distribute to its parent without Lloyds’ approval) of $149.3 million at that date.  Any amount of MCL’s combined statutory net assets in excess of its ~~capital requirements~~restricted net assets may be distributed to its parent, subject to passing a Lloyd’s ~~consent~~release test.

MCL’s net income, as reported to Lloyd’s for the year ended December 31, 2012, was $26.8 million.

Premiums received by Syndicate 5151 are received into the Premiums Trust Funds.  Under the Premiums Trust Funds’ deeds, assets may only be used for the payment of claims and valid expenses. Profits held within the Premiums Trust Funds, including investment income earned thereon, may be distributed to MCL annually, subject to meeting Lloyd’s requirements.  Premiums Trust Fund assets not required to meet cash calls and/or loss payments may also be used towards MCL’s ongoing capital requirements.  Upon the closing of an open underwriting year, normally after three years, all undistributed profits held within the Premiums Trust Funds applicable to the closed underwriting year may be distributed to MCL.

As of March 31, 2013, Syndicate 5151 held $264.5 million in investment securities (including accrued interest) and $94.9 million in cash and cash equivalents (including restricted cash), within the Premiums Trust Funds.  As of December 31, 2012, Syndicate 5151 held $269.3 million in investment securities (including accrued interest) and $102.6 million in cash and cash equivalents (including restricted cash), within the Premiums Trust Funds.

Switzerland

MEAG is subject to registration and supervision by FINMA as an insurance intermediary but is not subject to any minimum capital or solvency requirements.